Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2021 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2021 Fourth Quarter and Full Year

•	Gross Bookings in 4Q21 reached $759.2 million and $1,635.4 million in FY21.
•	Revenue was $79.2 million for 4Q21 and $163.4 million for FY21.

•	Air Ticketing Revenue improved to $24.2 million in 4Q21 versus $18.2 million in 3Q21. Adjusted Margin(2) for Air Ticketing increased to $38.2 million in 4Q21 versus $26.0 million in 3Q21.

•	Hotels and Packages Revenue improved to $38.1 million in 4Q21 versus $24.4 million in 3Q21. Adjusted Margin(2) for Hotels and Packages increased to $35.6 million in 4Q21 versus $25.2 million in 3Q21.

•	Bus Ticketing Revenue improved to $11.8 million in 4Q21 versus $10.1 million in 3Q21. Adjusted Margin(2) for Bus Ticketing increased to $11.0 million in 4Q21 versus $9.0 million in 3Q21.

•	Other Revenue improved to $5.1 million in 4Q21 versus $4.1 million in 3Q21. Adjusted Margin(2) for Others increased to $5.2 million in 4Q21 versus $4.1 million in 3Q21.

•

Results from Operating Activities was a profit of $0.3 million in 4Q21 versus a loss of $330.3 million in 4Q20. Our Results from Operating Activities were a loss of $67.7 million for FY21 versus a loss of $429.4 million for FY20.

•

Adjusted Operating Profit(2) was $11.1 million in 4Q21 versus Adjusted Operating Loss(2) of $10.3 million in 4Q20 and profit of $5.2 million in 3Q21, reflecting an improvement of $5.9 million QoQ. Adjusted Operating Loss(2) was $18.0 million for FY21 versus a loss of $69.9 million for FY20.

Gurugram, India and New York, May 25, 2021 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2021.

“MakeMyTrip continued to leverage the domestic travel recovery momentum for most part of the reported fiscal fourth quarter.  The company also bolstered its liquidity with a convertible note issuance.” said Deep Kalra, Group Executive Chairman. “While near term challenges will persist due to the rapid onset of a second COVID-19 wave in India since April 2021, we are well positioned to emerge as a stronger player in India’s travel market post pandemic with continued focus on cost discipline.”

Other information

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020. The COVID-19 pandemic had also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Our financial and operating results for the fourth quarter of the fiscal 2021 and full fiscal year 2021 were severely impacted by these conditions in the domestic and global economy and the travel industry.

Our business started to recover gradually following the end of India’s prolonged nationwide lockdown, which was in full effect in April 2020 and most of May 2020. As the impact from the COVID-19 pandemic started to wane initially from second quarter of fiscal year 2021, our domestic business began to rebound even with limited domestic travel, demonstrating the resilience and strong pent up demand of the domestic travel market. Our revenue in the third and fourth quarter of fiscal year 2021 recovered to 38.7% and 75.5%, respectively, of revenue generated in the third and fourth quarter of fiscal year 2020. With the commencement of a phased rollout of vaccines in India from January 16, 2021, we witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of business.  However, towards the end of the fourth quarter of fiscal year 2021, India witnessed a rapid resurgence of daily recorded case counts, resulting in a second wave of COVID-19 pandemic.

We currently expect the impact of the second wave of COVID-19 pandemic on our financial results to be greater in the first quarter of the fiscal 2022 year as several state governments in India have imposed lockdowns and travel demand has been significantly impacted during April and May 2021. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations of the COVID-19 virus. While many countries have begun the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new variants of the virus, etc. may contribute to delays in economic recovery. We are cautiously optimistic of some domestic travel recovery starting from the second quarter of the fiscal year ending March 31, 2022.

Fiscal 2021 Fourth Quarter Financial Results

Revenue. We generated revenue of $79.2 million in the quarter ended March 31, 2021, a decrease of 24.5% (23.1% in constant currency(1)) over revenue of $104.9 million in the quarter ended March 31, 2020, primarily as a result of a decrease of 32.4% (31.3% in constant currency) in our Revenue – air ticketing, a decrease of 19.9% (18.4% in constant currency) in our Revenue – hotels and packages, a decrease of 19.6% (18.0% in constant currency) in our Revenue – bus ticketing, and a decrease of 25.3% (23.4% in constant currency) in our Revenue – others, each as further described below. The decrease in revenue was primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our revenue in the current reported quarter increased from $56.8 million in the quarter ended December 31, 2020; an improvement of $22.4 million quarter on quarter due to gradual recovery in travel demand.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amount in USD thousands)
Revenue as per IFRS	35,845	24,216	47,538	38,062	14,694	11,809	6,869		5,134
Add: Customer inducement costs recorded as a reduction of revenue	12,055	14,316	41,913	9,855	3,815	432	415		71
Less: Service cost*	105	287	24,074	12,345	1,687	1,253	97	*	37	*
Adjusted Margin(2)	47,795	38,245	65,377	35,572	16,822	10,988	7,187		5,168

*

Certain loyalty program costs amounting to $0.003 million have been excluded from service cost for the three months ended March 31, 2021 (three months ended March 31, 2020: $1.4 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business decreased by 32.4% (31.3% in constant currency) to $24.2 million in the quarter ended March 31, 2021 from $35.8 million in the quarter ended March 31, 2020. Adjusted Margin from our air ticketing business decreased by 20.0% (18.5% in constant currency) to $38.2 million in the quarter ended March 31, 2021, from $47.8 million in the quarter ended March 31, 2020. Adjusted Margin – air ticketing includes customer inducement costs of $14.3 million in the quarter ended March 31, 2021 and $12.1 million in the quarter ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Adjusted Margin – air ticketing was due to a decrease in gross bookings of 38.2% (37.2% in constant currency) primarily driven by 25.2% decrease in the number of air ticketing flight segments year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings and previously labeled adjusted net revenue margin) was 8.9% in the quarter ended March 31, 2021 compared to 6.9% in the quarter ended March 31, 2020 and 7.5% in the quarter ended December 31, 2020. The increase in Adjusted Margin % was due to incremental incentives from our air ticketing suppliers to drive travel growth in the quarter ended March 31, 2021.

Our Revenue from our air ticketing business increased to $24.2 million in the quarter ended March 31, 2021 from $18.2 million in the quarter ended December 31, 2020, representing an improvement of $6.0 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin from our air ticketing business increased to $38.2 million in the quarter ended March 31, 2021 from $26.0 million in the quarter ended December 31, 2020, representing an improvement of $12.2 million quarter on quarter due to gradual recovery in travel demand.

Hotels and Packages. Revenue from our hotels and packages business decreased by 19.9% (18.4% in constant currency) to $38.1 million in the quarter ended March 31, 2021, from $47.5 million in the quarter ended March 31, 2020. Our Adjusted Margin– hotels and packages decreased by 45.6% (44.4% in constant currency) to $35.6 million in the quarter ended March 31, 2021 from $65.4 million in the quarter ended March 31, 2020. Adjusted Margin – hotels and packages includes customer inducement costs of $9.9 million in the quarter ended March 31, 2021 and $41.9 million in the quarter ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 37.6% (36.5% in constant currency) primarily driven by 27.5% decrease in the number of hotel-room nights year over year, primarily due to the continued impact of the COVID- 19 pandemic, including lower travel demand due to travel restrictions. Our Adjusted Margin % in the quarter ended March 31, 2021 was 18.0% as compared to 20.6% in the quarter ended March 31, 2020 and remained at level of 17.9% in the quarter ended December 31, 2020. The year on year decrease in Adjusted Margin % was primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to lower share of high-margin budget hotels.

Our Revenue from our hotels and packages business increased to $38.1 million in the quarter ended March 31, 2021 from $24.4 million in the quarter ended December 31, 2020, representing an improvement of $13.7 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin from our hotels and packages business increased to $35.6 million in the quarter ended March 31, 2021 from $25.2 million in the quarter ended December 31, 2020, representing an improvement of $10.4 million quarter on quarter due to gradual recovery in travel demand.

Bus Ticketing. Revenue from our bus ticketing business decreased by 19.6% (18.0% in constant currency) to $11.8 million in the quarter ended March 31, 2021, from $14.7 million in the quarter ended March 31, 2020. Adjusted Margin from our bus ticketing business decreased by 34.7% (33.4% in constant currency) to $11.0 million in the quarter ended March 31, 2021 from $16.8 million in the quarter ended March 31, 2020. Adjusted Margin – bus ticketing includes customer inducement costs of $0.4 million in the quarter ended March 31, 2021 and $3.8 million in the quarter ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 32.4% (31.2% in constant currency) driven by 30.1% decrease in the number of bus tickets travelled year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our Adjusted Margin % was 8.2% in the quarter ended March 31, 2021, which remained at a similar level of 8.5% in the quarter ended March 31 2020.

Our Revenue from our bus ticketing business increased to $11.8 million in the quarter ended March 31, 2021 from $10.1 million in the quarter ended December 31, 2020, representing an improvement of $1.7 million improvement quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin from our bus ticketing business increased to $11.0 million in the quarter ended March 31, 2021 from $9.0 million in the quarter ended December 31, 2020, representing an improvement of $2.0 million quarter on quarter due to gradual recovery in travel demand.

Other Revenue. Other revenue decreased by 25.3% (23.4% in constant currency) to $5.1 million in the quarter ended March 31, 2021, from $6.9 million in the quarter ended March 31, 2020. Our Adjusted Margin – others decreased to $5.2 million in the quarter ended March 31, 2021 from $7.2 million in the quarter ended March 31, 2020. This was primarily due to lower insurance income, advertisement income and other ancillary revenues due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions, which was partially offset by higher brand alliance income in the quarter ended March 31, 2021. Adjusted Margin – others include customer inducement costs of $0.1 million in the quarter ended March 31, 2021 and $0.4 million in the quarter ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Our other revenue increased to $5.1 million in the quarter ended March 31, 2021 from $4.1 million in the quarter ended December 31, 2020, representing an improvement of $1.0 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin – Others increased to $5.2 million in the quarter ended March 31, 2021 from $4.1 million in the quarter ended December 31, 2020, representing an improvement of $1.1 million quarter on quarter due to gradual recovery in travel demand.

Other Income. Other income increased to $1.4 million in the quarter ended March 31, 2021 from $0.1 million in the quarter ended March 31, 2020.

Personnel Expenses. Personnel expenses decreased by 16.6% to $28.7 million in the quarter ended March 31, 2021 from $34.5 million in the quarter ended March 31, 2020. This was primarily due to reduction in share based compensation costs in the quarter ended March 31, 2021, partially offset by annual wage increases implemented in the quarter ended March 31, 2021.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 56.5% to $11.8 million in the quarter ended March 31, 2021 from $27.0 million in the quarter ended March 31, 2020. The decrease in marketing and sales promotion expenses was due to the significant curtailment of these variable costs on account of our strategy of optimizing marketing and sales promotion spends and cancellation of all discretionary marketing and sales promotion spends such as events and brand building and the impact of the COVID- 19 pandemic. Our marketing expenses primarily include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $24.7 million in the quarter ended March 31, 2021 and $59.6 million in the quarter ended March 31, 2020. The details are as follows:

	For the three months ended March 31
	2020	2021
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	27,029	11,768
Customer inducement costs recorded as a reduction of revenue	58,198	24,674
Certain loyalty program costs related to Others revenue	1,427	3

Other Operating Expenses. Other operating expenses decreased by 72.5% to $18.1 million in the quarter ended March 31, 2021 from $65.8 million in the quarter ended March 31, 2020, primarily due to a one-time provision for litigations of $30.8 million made in the quarter ended March 31, 2020 for a dispute related to a prior acquisition and further due to a decrease in payment gateway charges and outsourcing fees as a result of less bookings due to lower travel demand and nation-wide lockdown implemented in India due to the COVID-19 pandemic. We have also significantly reduced our outsourced teams at our call centres and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses in the quarter ended March 31, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses were $7.8 million in the quarter ended March 31, 2021 in comparison to $8.5 million in the quarter ended March 31, 2020.

Impairment of goodwill. Our goodwill impairment charge was nil in the quarter ended March 31, 2021. In the fourth quarter of fiscal year 2020, we recorded a goodwill impairment charge of $272.2 million as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we acquired in fiscal year 2017.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $0.3 million in the quarter ended March 31, 2021 as compared to a loss of $330.3 million in the quarter ended March 31, 2020. Our Adjusted Operating Profit was $11.1 million in the quarter ended March 31, 2021 as compared to an Adjusted Operating Loss of $10.3 million in the quarter ended March 31, 2020. Our results from operating activities were a profit of $0.3 million in the quarter ended March 31, 2021 as compared to a loss of $7.3 million in the quarter ended December 31, 2020, representing an improvement of $7.6 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Operating Profit was $11.1 million in the quarter ended March 31, 2021 as compared with $5.2 million in the quarter ended December 31, 2020, representing an improvement of $5.9 million quarter on quarter due to gradual recovery in travel demand. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance (Income) Cost. Our net finance cost was $1.3 million in the quarter ended March 31, 2021 as compared to net finance cost of $8.4 million in the quarter ended March 31, 2020, primarily due to the interest income on fixed deposits and net foreign exchange gain in quarter ended March 31, 2021 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as at March 31, 2021 as compared to December 31, 2020.

Profit (Loss) for the period. As a result of the foregoing factors, our profit for the quarter ended March 31, 2021 was $3.2 million as compared to a loss of $338.6 million in the quarter ended March 31, 2020. Our Adjusted Net Profit was $12.1 million in the quarter ended March 31, 2021, as compared to Adjusted Net Loss of $18.3 million in the quarter ended March 31, 2020. Our profit was $3.2 million for the quarter ended March 31, 2021 as compared to a loss of $3.5 million in the quarter ended December 31, 2020, representing an improvement of $6.7 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Net Profit was $12.1 million in the quarter ended March 31, 2021 as compared to $7.7 million in the quarter ended December 31, 2020, representing an improvement of $4.4 million quarter on quarter due to gradual recovery in travel demand. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per share. Diluted earnings per share was $0.03 for the quarter ended March 31, 2021 as compared to diluted loss per share of $3.20 in the quarter ended March 31, 2020. Our Adjusted Diluted Earnings per share was $0.11 in the quarter ended March 31, 2021, as compared to Adjusted Diluted Loss per share of $0.17 in the quarter ended March 31, 2020. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Fiscal 2021 Full Year Financial Results

Revenue. We generated revenue of $163.4 million in the year ended March 31, 2021, a decrease of 68.0% (66.6% in constant currency) over revenue of $511.5 million in the year ended March 31, 2020, primarily as a result of a decrease of 67.3% (65.8% in constant currency) in our Revenue – air ticketing, a decrease of 71.2% (69.9% in constant currency) in our Revenue – hotels and packages, a decrease of 61.7% (60.0% in constant currency) in our Revenue – bus ticketing, and a decrease of 62.7% (61.0% in constant currency) in our Revenue – others, each as further described below. The decrease in revenue was primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amount in USD thousands)
Revenue as per IFRS	174,361	57,013	235,814	67,976	65,009	24,895	36,345		13,556
Add: Customer inducement costs recorded as a reduction of revenue	75,779	23,513	265,706	18,652	17,688	667	1,985		76
Less: Service cost*	420	293	141,404	19,146	7,060	2,712	383	*	66	*
Adjusted Margin(2)	249,720	80,233	360,116	67,482	75,637	22,850	37,947		13,566

*	Certain loyalty program costs amounting to $0.09 million have been excluded from service cost for the year ended March 31, 2021 (year ended March 31, 2020: $5.1 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business decreased by 67.3% (65.8% in constant currency) to $57.0 million in the year ended March 31, 2021 from $174.4 million in the year ended March 31, 2020. Adjusted Margin from our air ticketing business decreased by 67.9% (66.4% in constant currency) to $80.2 million in the year ended March 31, 2021, from $249.7 million in the year ended March 31, 2020. Adjusted Margin – air ticketing includes customer inducement costs of $23.5 million in the year ended March 31, 2021 and $75.8 million in the year ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Adjusted Margin – air ticketing was due to a decrease in gross bookings of 72.6% (71.4% in constant currency) primarily driven by 64.3% decrease in the number of air ticketing flight segments year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Further, our Adjusted Margin % was 8.2% in the year ended March 31, 2021 compared to 7.0% in the year ended March 31, 2020. The increase in Adjusted Margin % was due to incremental incentives from our air ticketing suppliers to drive travel growth in the year ended March 31, 2021.

Hotels and Packages. Revenue from our hotels and packages business decreased by 71.2% (69.9% in constant currency) to $68.0 million in the year ended March 31, 2021, from $235.8 million in the year ended March 31, 2020. Our Adjusted Margin– hotels and packages decreased by 81.3% (80.3% in constant currency) to $67.5 million in the year ended March 31, 2021 from $360.1 million in the year ended March 31, 2020. Adjusted Margin – hotels and packages includes customer inducement costs of $18.7 million in the year ended March 31, 2021 and $265.7 million in the year ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 76.9% (75.8% in constant currency) primarily driven by 71.2% decrease in the number of hotel-room nights year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % in the year ended March 31, 2021 was 17.9% as compared to 22.1% in the year ended March 31, 2020. The decrease was primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to lower share of high-margin budget hotels.

Bus Ticketing. Revenue from our bus ticketing business decreased by 61.7% (60.0% in constant currency) to $24.9 million in the year ended March 31, 2021, from $65.0 million in the year ended March 31, 2020. Adjusted Margin from our bus ticketing business decreased by 69.8% (68.4% in constant currency) to $22.9 million in the year ended March 31, 2021 from $75.6 million in the year ended March 31, 2020. Adjusted Margin – bus ticketing includes customer inducement costs of $0.7 million in the year ended March 31, 2021 and $17.7 million in the year ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 68.6% (67.2% in constant currency) driven by 66.0% decrease in the number of bus tickets travelled year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % of 8.2% in the year ended March 31, 2021 remained at similar level of 8.5% in the year ended March 31, 2020.

Other Revenue. Other revenue decreased by 62.7% (61.0% in constant currency) to $13.6 million in the year ended March 31, 2021, from $36.3 million in the year ended March 31, 2020. Our Adjusted Margin – others decreased to $13.6 million in the year ended March 31, 2021 from $37.9 million in the year ended March 31, 2020. This was primarily due to lower insurance income, advertisement income and other ancillary revenues primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020, which was partially offset by higher brand alliance income in the year ended March 31, 2021. Adjusted Margin – others include customer inducement costs of $0.1 million in the year ended March 31, 2021 and $2.0 million in the year ended March 31, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income increased to $3.7 million in the year ended March 31, 2021 from $1.1 million in the year ended March 31, 2020.

Personnel Expenses. Personnel expenses decreased by 18.6% to $105.7 million in the year ended March 31, 2021 from $129.8 million in the year ended March 31, 2020 due to cost saving measures (including salary reductions) that we have implemented in response to market conditions beginning in April 2020 and right sizing our headcount largely in our packages business in 1Q21. Our personnel expenses were further reduced due to reduction in share based compensation costs in the year ended March 31, 2021, partially offset by annual wage increases implemented in the quarter ended March 31, 2021.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 86.4% to $22.7 million in the year ended March 31, 2021 from $166.6 million in the year ended March 31, 2020. The decrease in marketing and sales promotion expenses was due to the significant curtailment of these variable costs on account of our strategy of optimizing marketing and sales promotion spends and cancellation of all discretionary marketing and sales promotion spends such as events and brand building due to the impact of the COVID- 19 pandemic. Our marketing expenses primarily include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $43.0 million in the year ended March 31, 2021 and $366.2 million in the year ended March 31, 2020. The details are as follows:

	For the year ended March 31
	2020	2021
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	166,603	22,741
Customer inducement costs recorded as a reduction of revenue	361,158	42,908
Certain loyalty program costs related to Others revenue	5,053	91

Other Operating Expenses. Other operating expenses decreased by 72.5% to $51.1 million in the year ended March 31, 2021 from $185.4 million in the year ended March 31, 2020, primarily due to a decrease in payment gateway charges and outsourcing fees as a result of less bookings due to lower travel demand and nation-wide lockdown implemented in India due to the COVID-19 pandemic. We have also significantly reduced our outsourced teams at our call centres and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses. Our operating expenses were further reduced due to a one-time provision for litigations of $30.8 million made in the year ended March 31, 2020 for a dispute related to a prior acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses were $33.0 million in the year ended March 31, 2021 in comparison to $33.7 million year ended March 31, 2020.

Impairment of goodwill. Our goodwill impairment charge was nil in the year ended March 31, 2021. In the fiscal year 2020, we recorded a goodwill impairment charge of $272.2 million as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we acquired in fiscal year 2017.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $67.7 million in the year ended March 31, 2021 as compared to a loss of $429.4 million in the year ended March 31, 2020. Our Adjusted Operating Loss was $18.0 million in the year ended March 31, 2021 as compared to an Adjusted Operating Loss of $69.9 million in the year ended March 31, 2020. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance income was $7.3 million in the year ended March 31, 2021 as compared to net finance cost of $18.1 million in the year ended March 31, 2020, primarily due to the interest received on income tax refund and net foreign exchange gain in year ended March 31, 2021 mainly as a result of appreciation of the Indian Rupee against the U.S. dollar as compared to March 31, 2020.

Loss for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2021 was $56.0 million as compared to a loss of $447.5 million in the year ended March 31, 2020. Our Adjusted Net Loss was $9.2 million in the year ended March 31, 2021, as compared to Adjusted Net Loss of $86.5 million in the year ended March 31, 2020. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.52 for the year ended March 31, 2021 as compared to diluted loss per share of $4.26 in the year ended March 31, 2020. Our Adjusted Diluted Loss per share was $0.09 in the year ended March 31, 2021, as compared to Adjusted Diluted Loss per share of $0.82 in the year ended March 31, 2020. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at March 31, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was $449.9 million. This includes net proceeds of $224.0 million on account of issuance of zero coupon convertible senior notes in the quarter ended March 31, 2021. In addition, we have secured credit and guarantee facilities of approximately $100.0 million, which includes a $70.0 million facility from an affiliate of our largest shareholder and the balance from a commercial bank in India. As of March 31, 2021, the credit facilities remained undrawn.

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting using historical average rate used in the prior year’s comparable fiscal period.

(2)

This is a non-IFRS measure.  For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during fourth quarter of fiscal 2021. As of March 31, 2021, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter and year ended March 31, 2021 beginning at 7:30 AM EDT on May 25, 2021. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 3480638. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 3480638. A one-month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. Similarly, in fiscal year 2020, we referred to Adjusted Margin % as “Adjusted Revenue Margin”. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal period.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, interest expense on financial liabilities measured at amortized cost, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated August 17, 2020, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2020	As at March 31, 2021
Assets
Property, plant and equipment	35,997	22,159
Intangible assets and goodwill	721,990	720,907
Trade and other receivables, net	2,658	2,154
Investment in equity-accounted investees	5,363	5,262
Other investments	3,683	5,508
Term deposits	207	25,043
Non-current tax assets	34,160	26,710
Other non-current assets	131	88
Total non-current assets	804,189	807,831
Inventories	36	40
Current tax assets	4,447	2
Trade and other receivables, net	53,407	25,177
Term deposits	37,823	129,825
Other current assets	53,428	51,069
Cash and cash equivalents	129,881	295,066
Total current assets	279,022	501,179
Total assets	1,083,211	1,309,010
Equity
Share capital	52	53
Share premium	1,985,555	2,021,197
Other components of equity	20,227	69,604
Accumulated deficit	(1,147,597)	(1,203,334)
Total equity attributable to owners of the Company	858,237	887,520
Non-controlling interests	4,055	3,667
Total equity	862,292	891,187
Liabilities
Loans and borrowings(#)	21,613	201,616
Employee benefits	6,335	7,479
Contract liabilities	1,548	453
Deferred tax liabilities, net	1,777	3,864
Other non-current liabilities	9,775	10,217
Total non-current liabilities	41,048	223,629
Loans and borrowings(#)	3,971	2,339
Trade and other payables	70,747	53,581
Contract liabilities	33,364	33,723
Other current liabilities	40,989	73,751
Provisions	30,800	30,800
Total current liabilities	179,871	194,194
Total liabilities	220,919	417,823
Total equity and liabilities	1,083,211	1,309,010

#	Loan and borrowings includes lease liabilities amounting to $15.6 million as at March 31, 2021 (as at March 31, 2020: $24.6 million) on account of adoption of IFRS 16 Leases from April 1, 2019.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2020	2021	2020	2021
Revenue
Air ticketing	35,845	24,216	174,361	57,013
Hotels and packages	47,538	38,062	235,814	67,976
Bus ticketing	14,694	11,809	65,009	24,895
Other revenue	6,869	5,134	36,345	13,556
Total revenue	104,946	79,221	511,529	163,440
Other income	95	1,417	1,063	3,672
Service cost
Procurement cost of hotels and packages services	24,074	12,345	141,404	19,146
Other cost of providing services	3,316	1,580	12,916	3,162
Personnel expenses	34,456	28,746	129,836	105,661
Marketing and sales promotion expenses	27,029	11,768	166,603	22,741
Other operating expenses	65,793	18,120	185,401	51,075
Depreciation and amortization	8,471	7,762	33,682	33,010
Impairment of goodwill	272,160	—	272,160	—
Result from operating activities	(330,258)	317	(429,410)	(67,683)
Finance income	550	1,515	3,362	12,100
Finance costs	8,954	2,773	21,433	4,798
Net finance income (costs)	(8,404)	(1,258)	(18,071)	7,302
Share of loss of equity-accounted investees	(64)	(26)	(65)	(168)
Loss before tax	(338,726)	(967)	(447,546)	(60,549)
Income tax benefit	115	4,168	29	4,507
Profit (loss) for the period	(338,611)	3,201	(447,517)	(56,042)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability, net of tax	(77)	(699)	(346)	(199)
Equity instruments at FVOCI - net change in fair value, net of tax	(2,569)	525	(1,979)	1,825
	(2,646)	(174)	(2,325)	1,626
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(47,035)	(3,317)	(73,252)	13,497
Other comprehensive income (loss) for the period, net of tax	(49,681)	(3,491)	(75,577)	15,123
Total comprehensive Income (loss) for the period	(388,292)	(290)	(523,094)	(40,919)
Profit (Loss) attributable to:
Owners of the Company	(338,757)	3,172	(447,781)	(55,639)
Non-controlling interests	146	29	264	(403)
Profit (Loss) for the period	(338,611)	3,201	(447,517)	(56,042)
Total comprehensive Income (loss) attributable to:
Owners of the Company	(388,218)	(337)	(523,048)	(40,531)
Non-controlling interests	(74)	47	(46)	(388)
Total comprehensive Income (loss) for the period	(388,292)	(290)	(523,094)	(40,919)
Earnings (Loss) per share (in USD)
Basic	(3.20)	0.03	(4.26)	(0.52)
Diluted	(3.20)	0.03	(4.26)	(0.52)
Weighted average number of shares (including Class B Shares)
Basic	105,776,025	107,514,074	105,190,507	106,797,245
Diluted	105,776,025	109,774,760	105,190,507	106,797,245

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	—	(1,345)	135,738	(114,166)	(1,147,597)	858,237	4,055	862,292
Total comprehensive income (loss) for the period
Loss for the year	—	—	—	—	—	—	(55,639)	(55,639)	(403)	(56,042)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	13,500	—	13,500	(3)	13,497
Equity instruments at FVOCI - net change in fair value	—	—	—	1,825	—	—	—	1,825	—	1,825
Remeasurement of defined benefit liability	—	—	—	—	—	—	(217)	(217)	18	(199)
Total other comprehensive income (loss)	—	—	—	1,825	—	13,500	(217)	15,108	15	15,123
Total comprehensive income (loss) for the year	—	—	—	1,825	—	13,500	(55,856)	(40,531)	(388)	(40,919)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	38,399	—	—	38,399	—	38,399
Issue of ordinary shares on exercise of share based awards	1	35,642	—	—	(35,350)	—	—	293	—	293
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(119)	—	119	—	—	—
Issue of convertible notes (net of tax and issue expenses)	—	—	31,122	—	—	—	—	31,122	—	31,122
Total contributions by owners	1	35,642	31,122	—	2,930	—	119	69,814	—	69,814
Balance as at March 31, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2020	2021
Loss for the year	(447,517)	(56,042)
Adjustments for non-cash items	395,699	55,452
Change in working capital	(60,915)	65,116
Net cash generated from (used in) operating activities	(112,733)	64,526
Net cash generated from (used in) investing activities	73,833	(118,863)
Net cash generated from (used in) financing activities	(10,988)	219,399
Increase (decrease) in cash and cash equivalents	(49,888)	165,062
Cash and cash equivalents at beginning of the year	177,990	129,881
Effect of exchange rate fluctuations on cash held	1,779	123
Cash and cash equivalents at end of the year	129,881	295,066

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	35,845	24,216	47,538	38,062	14,694	11,809	6,869	5,134	104,946	79,221
Add: Customer inducement costs recorded as a reduction of revenue*	12,055	14,316	41,913	9,855	3,815	432	415	71	58,198	24,674
Less: Service cost**	105	287	24,074	12,345	1,687	1,253	97	37	25,963	13,922
Adjusted Margin	47,795	38,245	65,377	35,572	16,822	10,988	7,187	5,168	137,181	89,973
Other income									95	1,417
Personnel expenses									(34,456)	(28,746)
Marketing and sales promotion expenses									(27,029)	(11,768)
Customer inducement costs recorded as a reduction of revenue*									(58,198)	(24,674)
Certain loyalty program costs related to "All other segments"**									(1,427)	(3)
Other operating expenses									(65,793)	(18,120)
Depreciation and amortization									(8,471)	(7,762)
Impairment of goodwill									(272,160)	—
Finance income									550	1,515
Finance costs									(8,954)	(2,773)
Share of loss of equity-accounted investees									(64)	(26)
Loss before tax									(338,726)	(967)

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	174,361	57,013	235,814	67,976	65,009	24,895	36,345	13,556	511,529	163,440
Add: Customer inducement costs recorded as a reduction of revenue*	75,779	23,513	265,706	18,652	17,688	667	1,985	76	361,158	42,908
Less: Service cost**	420	293	141,404	19,146	7,060	2,712	383	66	149,267	22,217
Adjusted Margin	249,720	80,233	360,116	67,482	75,637	22,850	37,947	13,566	723,420	184,131
Other income									1,063	3,672
Personnel expenses									(129,836)	(105,661)
Marketing and sales promotion expenses									(166,603)	(22,741)
Customer inducement costs recorded as a reduction of revenue*									(361,158)	(42,908)
Certain loyalty program costs related to "All other segments"**									(5,053)	(91)
Other operating expenses									(185,401)	(51,075)
Depreciation and amortization									(33,682)	(33,010)
Impairment of goodwill									(272,160)	—
Finance income									3,362	12,100
Finance costs									(21,433)	(4,798)
Share of loss of equity-accounted investees									(65)	(168)
Loss before tax									(447,546)	(60,549)

*

For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer’s incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing back service cost.

**

Certain loyalty program costs are excluded from service cost amounting to USD 3 and USD 91, for the three months and year ended March 31, 2021, respectively, (USD 1,427 and USD 5,053 for the three months and year ended March 31, 2020, respectively) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amount in USD thousands)
Revenue as per IFRS	35,845	24,216	47,538	38,062	14,694	11,809	6,869		5,134
Add: Customer inducement costs recorded as a reduction of revenue	12,055	14,316	41,913	9,855	3,815	432	415		71
Less: Service cost*	105	287	24,074	12,345	1,687	1,253	97	*	37	*
Adjusted Margin(2)	47,795	38,245	65,377	35,572	16,822	10,988	7,187		5,168

*	Certain loyalty program costs amounting to $3 have been excluded from service cost for the three months ended March 31, 2021 (three months ended March 31, 2020: $1,427) relating to “Others”.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amount in USD thousands)
Revenue as per IFRS	174,361	57,013	235,814	67,976	65,009	24,895	36,345		13,556
Add: Customer inducement costs recorded as a reduction of revenue	75,779	23,513	265,706	18,652	17,688	667	1,985		76
Less: Service cost*	420	293	141,404	19,146	7,060	2,712	383	*	66	*
Adjusted Margin(2)	249,720	80,233	360,116	67,482	75,637	22,850	37,947		13,566

*	Certain loyalty program costs amounting to $91 have been excluded from service cost for the year ended March 31, 2021 (year ended March 31, 2020: $5,053) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2020	2021	2020	2021
Results from operating activities as per IFRS	(330,258)	317	(429,410)	(67,683)
Add: Acquisition related intangibles amortization	3,613	3,526	14,724	14,068
Add: Employee share-based compensation costs	13,370	7,232	41,631	35,589
Less: Gain on disposal of an equity-accounted investee	—	—	(700)	—
Add: Impairment of goodwill	272,160	—	272,160	—
Add: Merger and acquisitions related expenses	—	—	936	—
Add: Provision for litigations	30,800	—	30,800	—
Adjusted Operating Profit (Loss)	(10,315)	11,075	(69,859)	(18,026)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2020	2021	2020	2021
Profit (Loss) for the period as per IFRS	(338,611)	3,201	(447,517)	(56,042)
Add: Acquisition related intangibles amortization	3,613	3,526	14,724	14,068
Add: Employee share-based compensation costs	13,370	7,232	41,631	35,589
Less: Gain on disposal of an equity-accounted investee	—	—	(700)	—
Add: Impairment of goodwill	272,160	—	272,160	—
Add: Merger and acquisitions related expenses	—	—	936	—
Add: Provision for litigations	30,800	—	30,800	—
Add: Interest expense on financial liabilities measured at amortized cost	—	1,881	—	1,881
Add (Less): Income tax (benefit) expense	(115)	(4,168)	(29)	(4,507)
Add (Less): Net change in value of financial liability in business combination	377	367	1,421	(350)
Add (Less): Share of loss (profit) of equity-accounted investees	64	26	65	168
Adjusted Net Profit (Loss)	(18,342)	12,065	(86,509)	(9,193)
Adjusted Earnings (Loss) per share
Diluted	(0.17)	0.11	(0.82)	(0.09)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2020	2021	2020	2021
Diluted Earnings (Loss) per share for the period as per IFRS	(3.20)	0.03	(4.26)	(0.52)
Add: Acquisition related intangibles amortization	0.03	0.03	0.14	0.13
Add: Employee share-based compensation costs	0.14	0.07	0.40	0.32
Less: Gain on disposal of an equity-accounted investee	—	—	(0.01)	—
Add: Impairment of goodwill	2.57	—	2.60	—
Add: Merger and acquisitions related expenses	—	—	0.01	—
Add: Provision for litigations	0.29	—	0.29	—
Add: Interest expense on financial liabilities measured at amortized cost	—	0.02	—	0.02
Add (Less): Income tax (benefit) expense	*	(0.04)	*	(0.04)
Add (Less): Net change in value of financial liability in business combination	*	*	0.01	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.17)	0.11	(0.82)	(0.09)

*	Less than $0.01.

(Unaudited)	For the three months ended March 31, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-32.4%	-19.9%	-19.6%	-25.3%	-24.5%	-20.0%	-45.6%	-34.7%	-28.1%
Impact of Foreign Currency Translation	1.1%	1.5%	1.6%	1.9%	1.4%	1.5%	1.2%	1.3%	1.8%
Constant Currency Growth	-31.3%	-18.4%	-18.0%	-23.4%	-23.1%	-18.5%	-44.4%	-33.4%	-26.3%

(Unaudited)	For the year ended March 31, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-67.3%	-71.2%	-61.7%	-62.7%	-68.0%	-67.9%	-81.3%	-69.8%	-64.3%
Impact of Foreign Currency Translation	1.5%	1.3%	1.7%	1.7%	1.4%	1.5%	1.0%	1.4%	1.7%
Constant Currency Growth	-65.8%	-69.9%	-60.0%	-61.0%	-66.6%	-66.4%	-80.3%	-68.4%	-62.6%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31,		For the year ended March 31,
	2020	2021	2020	2021
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	8,637	6,459	42,054	15,019
Hotels and Packages – Room nights(2)	6,107	4,427	29,647	8,538
Standalone Hotels – Online(3) – Room nights(2)	5,983	4,351	29,043	8,435
Bus Ticketing – Travelled tickets	18,582	12,988	78,582	26,717

Adjusted Margin
Air Ticketing	$47,795	$38,245	$249,720	$80,233
Hotels and Packages	65,377	35,572	360,116	67,482
Bus Ticketing	16,822	10,988	75,637	22,850
Others	7,187	5,168	37,947	13,566

Gross Bookings
Air Ticketing	$692,112	$427,952	$3,581,267	$980,841
Hotels and Packages	316,723	197,551	1,626,732	376,444
Bus Ticketing	197,842	133,738	885,736	278,157
	$1,206,677	$759,241	$6,093,735	$1,635,442

Adjusted Margin %
Air Ticketing	6.9%	8.9%	7.0%	8.2%
Hotels and Packages	20.6%	18.0%	22.1%	17.9%
Bus Ticketing	8.5%	8.2%	8.5%	8.2%

Notes:

(1)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(2)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(3)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.